Mail Stop 3720

September 26, 2006

Mr. Carlo Orazio Buora
Chief Executive Officer
Telecom Italia S.p.A.
Piazza degli Affari 2
20123 Milan, Italy

   Re: **Telecom Italia S.p.A.**
     Form 20-F for Fiscal Year Ended December 31, 2005
     Filed May 19, 2006
     File No. 1-13882

Dear Mr. Buora:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Item 3.3 Selected Financial Data and Statistical Information, page 13

1.   In future filings, please provide reconciliations of your IFRS financial data to that
        of US GAAP in this section pursuant to Instruction 2 to Item 3A of Form 20-F.

Item 15. Controls and Procedures, page 229

2.   We note your disclosure that your disclosure controls and procedures were
        "effective at the reasonable assurance level for gathering, analyzing and
        disclosing the information the Company is required to disclose in the reports it
        files under the Securities and Exchange Act of 1934, within the time periods
        specified in the SEC's rules and forms." Please confirm for us that your
        disclosure controls and procedures are effective in ensuring that information
        required to be disclosed in the reports that you file or submit under the Exchange
        Act is recorded, processed, summarized and reported, within the time periods
        specified in the Commission's rules and forms and are effective in ensuring that
        information required to be disclosed in the reports that you file or submit under
        the Exchange Act is accumulated and communicated to your management,
        including your principal executive and principal financial officers, to allow timely
        decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act.
        Alternatively, you may simply state that your disclosure controls and procedures
        are effective. In addition, please revise your disclosure in future filings.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2004 and
2005, page F-8

3.   Tell us why you presented your statement of cash flows starting with "net income
        from continuing operations" instead of "net income."

Note 3 – Accounting Policies, page F-13

Employee Benefits, page F-21

4.   We note that you refer to the assistance of independent actuaries. While you are
        not required to make reference to a third party specialist, when you do you should
        also disclose the name of the expert and include the consents of the expert.
        Revise to comply with this comment in future filings.

Revenue Recognition, page F-22

5.   Please tell us and disclose, in future filings, your revenue recognition policy for prepaid revenue.

Note 6 – Goodwill and Other Intangible Assets with an Indefinite Life, page F-33

6.   Clarify whether you have any intangible assets with an indefinite life. If so, disclose these assets separately from goodwill, in future filings.

7.   Describe for us in more detail your impairment test for Liberty Surf and your basis for including cash flow estimates through 2012. Tell us how you complied with the guidance in paragraph 35 of IAS 36 and demonstrate how you were able to forecast cash flows for this period in light of your recent acquisition of Liberty Surf. In addition, clarify your statement that the test assumed "an appropriate proportion of results of the merged business to comply with IAS 36, paragraph 44."

Note 9 – Other Non-Current Assets, page F-41

Equity Investments in Associates Accounted for Using the Equity Method, page F-43

8.   We note your disclosure here and at page F-90 that your governance rights in Solpart and Brasil Telecom Participacoes were temporarily suspended in August 2002 and were reinstated during the first half of 2005. Describe these transactions for us in more detail and clarify your accounting treatment at each of these dates. Clarify whether you contributed additional consideration when your rights were reinstated in 2005.

9.   Please describe for us the nature of your investment in AVEA and the impact of the investment on your financial statements. Specifically, address the following items:
    •   Clarify your statement at page F-43 that "the carrying value of the equity investment in AVEA I.H.A.S. was zero because the contribution of the IS TIM investment to AVEA I.H.A.S. took place at the pre-existing carrying value of the investment which in prior years had been written off." Explain the transaction involving the contribution of the IS TIM investment to AVEA I.H.A.S. and tell us why you recorded your investment at carrying value.
    •   We note your disclosure at page F-35 regarding your goodwill impairment test. Tell us what you mean by your statement that, for AVEA I.H.A.S., you used the amount at which the equity investment could be sold under the agreements reached with Saudi Oger. Clarify for us whether you have any goodwill associated with this investment.

- Describe for us the nature of the reserves relating to sureties provided to a group of banks which had financed AVEA I.H.A.S. Tell us how these reserves arose and your basis for their reversal in 2005.

Note 10 – Deferred Tax Assets and Reserve for Deferred Taxes, page F-46

10.   We note your disclosure that no deferred taxes have been calculated on certain tax losses since their recoverability is not considered probable. Explain for us in more detail how you determined that these losses were not recoverable and your basis for not recording them under both IFRS and US GAAP.

Note 17 – Shareholders' Equity, page F-57

11.   In future filings, disclose the number of authorized shares and describe the rights, preferences and restrictions for each class of stock.

Note 18 – Financial Liabilities (Current and Non-Current), page F-60

Financial Covenants / Other covenants / Other features of Convertible Notes and Bonds, page F-67

12.   We note that you have guaranteed certain registered debt of Telecom Italia Capital S.A. Tell us how you have considered the requirements of Rule 3-10 of Regulation S-X with respect to these securities.

Note 19 – Employee Severance Indemnities and Other Employee-Related Reserves, page F-70

13.   It appears that you have not provided certain disclosures required by paragraph 120A of IAS 19. Please disclose this information in future filings, or tell us why you believe such disclosure is not required.

Note 23 – Financial Instruments, page F-74

Derivatives, Page F-75

14.   We note that you use the Volatility Risk Reduction Test to test the effectiveness of your fair value and cash flow hedge instruments. Tell us why you believe that this method is appropriate to measure effectiveness under SFAS 133 for US GAAP and IAS 39 for IFRS.

Note 38- Earnings Per Share, page F-102

15.   We note in your disclosure in Note 39 that certain of your outstanding stock
        options have exercise prices that were lower than the market value of your
        Ordinary Shares as of the end of each fiscal year. Tell us how you considered
        these stock options in your calculation of diluted EPS.

Note 41 – List of Companies of the Telecom Italia Group, page F-132

16.   We note that you have investments in several entities, which you account for by
        the equity method and in which you have a greater than 50% ownership. Tell us
        how you determined that the equity method is appropriate for these investments
        under both IFRS and US GAAP.

Note 43 – Reconciliation of IFRS As Adopted by the EU to U.S. GAAP, page F-164

2. Purchase Method of Accounting Related to TIM Acquisition in 2005, page F-166

17.   Describe for us in more detail the accounting treatment for the acquisition of the
        minority interest in TIM in both IFRS and US GAAP. Explain the nature of the
        differences generated by these accounting methodologies.

3. Purchase Method of Accounting for Other Transactions Occurred After the Adoption
of IFRS, page F-166

18.   Clarify for us your basis for accounting for the acquisition of the Internet business
        under the purchase method for US GAAP.

12. Discontinued Operations/Assets Held for Sale, page F-169

19.   Clarify which operations were reclassified in the balance sheet for December 31,
        2004 and tell us your basis for reclassifying these assets and liabilities under US
        GAAP.

Note 44 – Condensed Consolidated U.S. GAAP Financial Statements, page 170

Condensed Consolidated Statements of Operations in Accordance with U.S. GAAP for
the Years Ended December 31, 2004 and 2005

20.   In future filings, please expand your US GAAP condensed consolidated statement
        of operations to present your operating expenses by function as required by Rule
        5-03 of Regulation S-X.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director